Exhibit 4.3

AMERCO,
Issuer

to

U.S. BANK NATIONAL ASSOCIATION,
Trustee

_____________________

SECOND SUPPLEMENTAL
INDENTURE

Dated as of
February 17, 2011

TO

U-HAUL INVESTORS CLUB INDENTURE

Dated as of
February 14, 2011

_____________________

6% SECURED NOTES SERIES UIC-02A DUE 2017

  i

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of February 17, 2011 (the “Supplemental Indenture”), is entered into between AMERCO, a corporation duly organized and existing under the laws of the State of Nevada (hereinafter called the “Company”), having its principal executive office located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502, and U.S. Bank National Association, a national banking association (hereinafter called the “Trustee”).

RECITALS

The Company and the Trustee entered into the U-Haul Investors Club Indenture, dated as of February 14, 2011 (the “Base Indenture”, and together with the Supplemental Indenture, the “Indenture”), to provide for the issuance by the Company from time to time of its debentures, notes or other evidences of indebtedness (hereinafter called the “Securities”), unlimited as to principal amount, to bear such rates of interest, to mature at such time or times, to be issued in one or more series.

The Company has duly authorized, and desires to cause to be established, a series of its notes to be known as its “6% Secured Notes Series UIC-02A due 2017” (the “Notes”), the form and substance of and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this Supplemental Indenture.

The Executive Finance Committee of the Board of Directors of the Company has duly authorized the issuance of the Notes and the other amendments to the Indenture provided for in this Supplemental Indenture, and has authorized the proper officers of the Company to execute any and all appropriate documents necessary or appropriate to effect each such issuance.

This Supplemental Indenture is being entered into pursuant to the provisions of Sections 301 and 901 of the Base Indenture.  All terms used in this Supplemental Indenture that are not otherwise defined herein will have the meanings assigned to such terms in the Base Indenture.

The Company has requested that the Trustee execute and deliver this Supplemental Indenture, and do all things necessary to make this Supplemental Indenture a valid agreement of the Company, in accordance with its terms.

NOW THEREFORE, in consideration of the premises and the purchase and acceptance of the Notes by the Holders thereof, and for the purpose of setting forth, as provided in the Indenture, the forms and terms of the Notes, the Company covenants and agrees, with the Trustee, as follows:

ARTICLE ONE

GENERAL TERMS AND CONDITIONS OF THE NOTES

Section 1.01  Designation.

The Notes, designated as the “6% Secured Notes Series UIC-02A due 2017”, are hereby authorized and established a series of Securities under the Indenture.

Section 1.02  Form and Denomination of Notes.

The Notes will be issued as Book-entry Securities.  Therefore, the Notes will not be certificated, and will be registered in the name of the Holders in book-entry form only with the Securities Registrar.  For the avoidance of doubt, the Notes will be issued without coupons, and all references to “Global Securities”, “Bearer Securities” and “Coupons” do not apply to the Notes and will be disregarded.

The Notes will be issued in denominations of $100 and integral multiples of $100 in excess thereof.

Section 1.03  Principal, Maturity and Interest; Payment Amortization Schedule.

The Notes accrue interest at a rate of 6% per year on the outstanding principal amount, and have such other terms as are stated herein, in the form of definitive Notes or in the Indenture.

The Notes are fully amortizing.  Payments of principal and interest on the Notes will be credited to each Holder’s U-Haul Investors Club account, in arrears every three months over six years in 24 installments, commencing on May 16, 2011, and ending on May 16, 2017, the final date of Stated Maturity with respect to the Notes (each such date, a “Credit Date”).  Interest on the Notes is calculated based upon the outstanding balance of principal of the Notes at the time interest is due, as reflected in the following principal and interest installment amortization schedule:

Payment Number	U-Note Balance	Principal	Interest	Payout
1	$100.00	$4.17	$1.50	$5.67
2	95.83	4.17	1.44	5.61
3	91.66	4.17	1.37	5.54
4	87.49	4.17	1.31	5.48
5	83.32	4.17	1.25	5.42
6	79.15	4.17	1.19	5.36
7	74.98	4.17	1.12	5.29
8	70.81	4.17	1.06	5.23
9	66.64	4.17	1.00	5.17
10	62.47	4.17	0.94	5.11
11	58.30	4.17	0.87	5.04
12	54.13	4.17	0.81	4.98
13	49.96	4.17	0.75	4.92
14	45.79	4.17	0.69	4.86
15	41.62	4.17	0.62	4.79
16	37.45	4.17	0.56	4.73
17	33.28	4.17	0.50	4.67
18	29.11	4.17	0.44	4.61
19	24.94	4.17	0.37	4.54
20	20.77	4.17	0.31	4.48
21	16.60	4.17	0.25	4.42
22	12.43	4.17	0.19	4.36
23	8.26	4.17	0.12	4.29
24	4.09	4.09	0.06	4.15
Total		$100.00	$18.72	$118.72

The Regular Record Date for installments of principal and interest payments on the Notes is the first day of the month preceding the related Credit Date; provided, however, that if a Credit Date falls on a day that is not a Business Day, the required payment installment payment of principal and interest will be made on the next Business Day as if made on the applicable Credit Date, and no interest will accrue on that payment for the period from and after the applicable Credit Date to the next Business Day.

Section 1.04  Limit on Amount of Series.

The Notes will be limited to $500,000 in aggregate principal amount.

Section 1.05  Ranking.

The Notes are the obligations of the Company only.  The Notes are not guaranteed by any of the Company’s Subsidiaries or Affiliates, and will be structurally subordinated to all of the existing and future liabilities of the Company’s Subsidiaries.  The Notes are secured in the Collateral (as defined in Section 1.06 below) and will rank equally among themselves.

Section 1.06  Security Agreement; Events of Default.

The Company, the Trustee and U-Haul Leasing & Sales Co., a Nevada corporation,  a Subsidiary of the Company (“Pledgor”), will enter into a Pledge and Security Agreement, substantially in the form attached hereto as Exhibit A (the “Pledge and Security Agreement”), concurrently with the execution of this Supplemental Indenture.  The Trustee is hereby directed to execute the Pledge and Security Agreement and to perform its duties as specified therein.  Pursuant to the Pledge and Security Agreement, the obligations of the Company with respect to the Notes will be initially secured by a first-priority lien, equally and ratably, on a specified pool of assets owned by Pledgor (as fully described in the Pledge and Security Agreement, the “Collateral”).  Pursuant to the Pledge and Security Agreement, the Collateral is being pledged by Pledgor to the Trustee, for the benefit of the Holders of the Notes.  Subject to certain conditions set forth therein, the Company has the right, in its sole discretion, to make Collateral substitutions.  The Pledge and Security Agreement describes, without limitation, the Company’s right to make Collateral substitutions and the release of the Trustee’s security interest in the Collateral.

With respect to the Notes, “Event of Default”, in addition to the meaning given in Section 501 of the Base Indenture, shall include (i) the Company’s or Pledgor’s default in the performance, or breach of any covenant or representation and warranty in the Pledge and Security Agreement, and continuance of such default or breach (without such default or breach having been waived in accordance of the provisions of this Indenture) for a period of 90 days after there has been given, by registered or certified mail, to the Company and the Pledgor by the Trustee or to the Company, the Pledgor and the Trustee by the Holders of at least 51% in principal amount of the Outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the

Indenture, (ii) the repudiation or disaffirmation by the Company or the Pledgor of its material obligations under the Pledge and Security Agreement, and (iii) the determination in a judicial proceeding that the Pledge and Security Agreement is unenforceable or invalid against the Pledgor for any reason with respect to a material portion of the Collateral.

Section 1.07  Maturity Date.

The Notes will mature on May 16, 2017, the Credit Date that is the final date of Stated Maturity with respect to the Notes.

Section 1.08  Further Issues.

Without the consent of Holders of not less than 51% of the principal amount of the outstanding Notes, the Company will not issue additional Notes secured by the Collateral.  However, the Company has the right, from time to time, without the consent of the Holders of the Notes, but in compliance with the terms of the Indenture, issue other Securities.

Section 1.09  Optional Redemption; Sinking Fund.

The Notes may be redeemed by the Company in its sole discretion at any time, in whole or in part, without any penalty, premium or fee, at a price equal to 100% of the principal amount then outstanding, plus accrued and unpaid interest, if any, through the date of redemption.  The Company is obligated to use commercially reasonable efforts redeem the Notes from the Holders on a pro rata basis; provided, however, that the Company will not be obligated to redeem fractions of Notes.   In the event of a redemption, the Company will cause notices of redemption to be emailed to the email address associated with each respective Holder’s U-Haul Investors Club account in accordance with the terms and conditions set forth in the Base Indenture.

The Note are not subject to any sinking fund, and the Company is not obligated to repay any principal and interest due on the Notes before such payments become due.  For the avoidance of doubt, Articles XII and XIII contained in the Indenture will not be applicable to the Notes.

Section 1.10  Payment.

Principal and interest payments on the Notes, including without limitation the payment due on each date of Stated Maturity with respect to the Notes, will be credited to each Holder’s U-Haul Investors Club account, in U.S. dollars.  For the avoidance of doubt, Article XIV of the Indenture will not be applicable to the Notes.

Principal and interest payments on the Notes will be deposited by or on behalf of the Company into one or more segregated accounts maintained by Servicer (as defined in Section 1.16 below) (collectively, the “Investment Account”) with a third party financial institution.  Servicer, on behalf of the Company, will maintain sub-accounts under the Investment Account for each Holder, which are referred to as “U-Haul Investors Club accounts”.  The U-Haul Investors Club accounts are record-keeping sub-accounts under the Investment Account that are purely administrative and reflect balances and transactions concerning the funds of each Holder with respect to the Notes.  Funds in the Investment Account will always be maintained at an FDIC member financial institution.

Cash funds may remain in a Holder’s U-Haul Investors Club account indefinitely and will not earn interest.  Upon request by a Holder, made through the U-Haul Investors Club website and such Holder’s U-Haul Investors Club account, but subject to specified hold periods as disclosed in the Terms of Use, the Company will transfer, or will cause Servicer to transfer, funds in such Holder’s U-Haul Investors Club account to such Holder’s linked U.S. outside bank account, by a transfer through the ACH System, provided such funds are not already committed to the purchase of other Securities, or to offset any fees payable by such Holder, pursuant to the U-Haul Investors Club.

Section 1.11  Restrictions on Transfer.

The Notes are not transferable except between members of the U-Haul Investors Club through privately negotiated transactions, as to which neither the Company, the Servicer, the Trustee, nor any of their respective affiliates will have any involvement.  The Notes are not being listed on any securities exchange, and there is no anticipated public market for the Notes.

Upon a transfer of one or more Notes following a privately negotiated transaction with another member of the Company’s U-Haul Investors Club, the transferor the transferee and must notify the Company through the U-Haul Investors Club website.  Thereafter, the Company will recognize the transfer and re-register the applicable notes in the name of the transferee.

Section 1.12  Fees.

The Company will charge a transfer fee for a Note transfer permitted by Section 1.11 of this Supplemental Indenture equal to $25.00 per transaction, assessed to the transferor.  Such fee will be automatically deducted from the funds in such Holder’s U-Haul Investor Club account.

Section 1.13  Company and Trustee Notices.

Holders of the Notes agree to receive all documents, communications, notices, contracts, securities offering materials, account statements, agreements and tax documents, including IRS Form 1099s, arising from the U-Haul Investors Club, or required to be delivered by the Indenture or any Security Documents applicable to the Notes, and to submit all documents, statements, communications, records and notices due from the Holders to the Company, electronically through the U-Haul Investors Club website and the Holders’ U-Haul Investors Club accounts.  In addition, the Security Registrar agrees to deliver on behalf of the Trustee, and the Holders of the Notes agree to receive, electronically through the U-Haul Investors Club website and the Holders’ U-Haul Investors Club accounts, all reports of the Trustee required to be delivered to the Holders of the Notes pursuant to the Indenture (including, without limitation, Section 703 of the Base Indenture) or any Security Documents applicable to the Notes.

Section 1.14  Place of Payment.

Notwithstanding anything contained in the Indenture to the contrary, no Place of Payment for the Notes shall be maintained by the Company.  The Notes may only be presented or surrendered for payment, surrendered for registration of transfer or exchange, or surrendered in connection with an optional redemption by the Company described in Section 1.09 of this Supplemental Indenture, electronically through the Company’s U-Haul Investors Club website.

Section 1.15  Security Registrar and Paying Agent.

The Security Registrar and Paying Agent shall be the Company’s Affiliate, U-Haul International, Inc., a Nevada corporation, or its designee (in such capacity, “Servicer”).

Section 1.16  Non-Applicable Provisions.

The Notes will not (i) be convertible into and/or exchangeable for Common Stock or other securities or property, (ii) be issuable upon the exercise of warrants, or (iii) be guaranteed by any Person on the date of issuance.  The Company will not pay Additional Amounts on such Securities.

ARTICLE TWO

ORIGINAL ISSUE OF NOTES

Section 2.01  Original Issue of Notes.

The Notes may, upon execution of this Supplemental Indenture, be issued by the Company in the form provided in Section 1.02.

ARTICLE THREE

MISCELLANEOUS

Section 3.01  Arbitration.

In the event that the Company, on the one hand, and one or more of the Holders, or the Trustee on behalf of one or more of the Holders, on the other hand, are unable to resolve any dispute, claim or controversy between them (“Dispute”) related to the Indenture, the Notes or the U-Haul Investors Club, as applicable, such parties agree to submit the Dispute to binding arbitration in accordance with the following terms:

(a)       Any party in its reasonable discretion may give written notice to the other applicable parties that the Dispute be submitted to arbitration for final resolution.  Within fifteen (15) calendar days after receipt of such notice, the receiving parties shall submit a written response.  If the Dispute remains following the exchange of the written notice and response, the parties involved in the Dispute shall mutually select one arbitrator within fifteen (15) calendar days of receipt of the response and shall submit the matter to that arbitrator to be settled in accordance with this Section 3.01(a).  If these parties cannot mutually agree on a single arbitrator during such fifteen (15) day period, these parties shall no later than the expiration of that fifteen (15) day period jointly submit the matter to the American Arbitration Association (“AAA”) for expedited arbitration proceedings to be conducted at the AAA offices, or at another mutually agreeable location, in Phoenix, Arizona pursuant to the Association Commercial Arbitration

Rules then in effect (the “Rules”).  The AAA will follow the Rules to select a single arbitrator within fifteen (15) calendar days from the date the matter is jointly submitted to the AAA.  The arbitrator (whether selected by the parties or by the AAA) shall hold a hearing within forty-five (45) calendar days following the date that the arbitrator is selected and shall provide a timeline for the parties to submit arguments and supporting materials with sufficient advance notice to enable the arbitrator to hold the hearing within that forty-five (45) day period.  The arbitrator shall issue a tentative ruling with findings of fact and law within fifteen (15) calendar days after the date of the hearing.  The arbitrator shall provide the parties an opportunity to comment on the tentative ruling within a timeframe established by the arbitrator, provided that the arbitrator shall render a final ruling within thirty (30) calendar days after the date of the hearing.  The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding to resolve a disputed claim, including, without limitations, the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity.

(b) The Company, Trustee and each of the Holders agree that judgment upon any award rendered by the arbitrator may be entered in the courts of the State of Arizona or in the United States District Courts located in Arizona.  Such court may enforce the provisions of this Section 3.01(b), and the party seeking enforcement shall be entitled to an award of all costs and fees, including reasonable attorneys’ fees, to be paid by the party against whom enforcement is ordered.  The parties involved in a Dispute may terminate any arbitration proceeding by mutually resolving any Dispute prior to the issuance of a final arbitration ruling pursuant to this Section 3.01.

(c) For the avoidance of doubt, where a dispute arises related to the Indenture, the Notes, the U-Haul Investors Club or the Security Documents applicable to the Notes between (i) the Trustee and the Company (other than with respect to when the Trustee is acting on behalf of one or more of the Holders), (ii) the Trustee and one or more of the Holders, or (iii) the Trustee and any third party, then in no event will the arbitration provisions set forth in this Section 3.01 apply to such dispute.

Section 3.02  Ratification of Indenture.

The Indenture, as supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture will be deemed part of the Indenture in the manner and to the extent herein and therein provided; provided that the provisions of this Supplemental Indenture apply solely with respect to the Notes and not to any other Securities that may be issued pursuant to the U-Haul Investors Club.  To the extent there is a conflict between the Indenture and this Supplemental Indenture with respect to the Notes, the terms of this Supplemental Indenture will govern.

Section 3.03  Trustee Not Responsible for Recitals.

The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture, the Pledge and Security Agreement or the Collateral (as defined in the Pledge and Security Agreement).

Section 3.04  Governing Law.

This Supplemental Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Section 3.05  Separability.

In case any one or more of the provisions contained in this Supplemental Indenture, the Notes will for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Supplemental Indenture or of the Notes, but this Supplemental Indenture and the Notes will be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 3.06  Counterparts.

This Supplemental Indenture may be executed in any number of counterparts each of which will be an original; but such counterparts will together constitute but one and the same instrument.  This Supplemental Indenture will be effective when one or more counterparts has been signed by the parties hereto and delivered (including by electronic transmission) to the other parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, as of the day and year first above written.

AMERCO, as the Company

By:  _______________________________
Name:  Jason A. Berg
Title:  Principal Accounting Officer

U.S. BANK NATIONAL ASSOCIATION, as the Trustee

By:  _______________________________
Name:
Title:

EXHIBIT A

PLEDGE AND SECURITY AGREEMENT